Filed pursuant to Rule 433
Registration Statements Nos. 333-183618 and 333-183618-01
Relating to Preliminary Prospectus Supplement dated
May 13, 2013

5.625% Global Notes due 2043

Pricing Term Sheet

A preliminary prospectus supplement of Petrobras Global Finance B.V. accompanies this free writing prospectus and is available from the SEC’s website at www.sec.gov.

Issuer:	Petrobras Global Finance B.V. (“PGF”)
Guarantor:	Unconditionally and irrevocably guaranteed by Petróleo Brasileiro S.A. - Petrobras
Form:	Senior Unsecured Notes
Offering:	SEC-Registered
Currency:	U.S. Dollars
Principal Amount:	U.S.$1,750,000,000
Maturity:	May 20, 2043
Coupon Rate:	5.625%
Interest Basis:	Payable semi-annually in arrears
Day Count:	30/360
Interest Payment Dates:	May 20 and November 20
First Interest Payment Date:	November 20, 2013
Gross Proceeds:	U.S.$1,715,472,500
Issue Price:	98.027%
U.S. Treasury Benchmark:	3.125% due February 15, 2043
Benchmark Treasury Spot and Yield:	100-6+ / 3.114%
Spread to Benchmark Treasury:	+265 bps
Yield to Investors:	5.764%
Make-Whole Call Spread:	+40 bps
Pricing Date:	May 13, 2013

Settlement Date:	May 20, 2013 (T+5)
Listing:	PGF intends to apply to have the notes approved for listing on the New York Stock Exchange
Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof
CUSIP:	71647N AA7
ISIN:	US71647NAA72
Joint Bookrunners:

BB Securities Ltd.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Itau BBA USA Securities, Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Standard Chartered Bank

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BB Securities Ltd. collect at 44-20-7367-5800, Citigroup Global Markets Inc. collect at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, Itau BBA USA Securities, Inc. toll free in the United States at 1-888-770-4828, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or Morgan Stanley & Co. toll free at 1-866-718-1649.